Waldencast Announces Sale of Obagi Medical to Bridgepoint
LONDON, June 1, 2026 (GLOBE NEWSWIRE) – Waldencast plc (NASDAQ: WALD) ("Waldencast" or "the Company") today announced that it has entered into a definitive agreement to sell its Obagi Medical dermatological skincare and aesthetics business ("Obagi Medical") to Bridgepoint, one of the world's leading mid-market investors, in a transaction valued at up to $460 million, marking a significant step in Waldencast’s strategy to strengthen its balance sheet and focus on accelerating the global growth of Milk Makeup.
Founded in 1988, Obagi Medical (www.obagi.com) is a pioneer in medical-grade skincare. Rooted in advanced research and skin biology, the brand offers a distinctive portfolio of both prescription and non-prescription products that are scientifically formulated and clinically proven to address the primary concerns of consumers in the professional channel — including premature aging, photodamage, skin discoloration, acne, and sun damage. The brand operates across North America, Europe, Asia and the Middle East through dermatologists, aesthetic practitioners and other healthcare professionals.
Since its acquisition by Waldencast in July 2022, Obagi Medical has built strong momentum by expanding its direct-to-physician business, establishing a highly dynamic online presence, and growing internationally — driving a significant expansion in profitability. In 2025, Obagi Medical further expanded its portfolio through the acquisition of Novaestiq, which led to the Q1 2026 launch of the FDA-approved Obagi Saypha® MagIQ™ dermal filler line. This milestone established Obagi as the world's first beauty aesthetics "megabrand" — one capable of delivering comprehensive, end-to-end solutions for both professionals and consumers, and significantly expanding the brand's addressable market.
At closing, Waldencast founders Michel Brousset and Hind Sebti, along with selected members of the management team, will transition from the Company to lead Obagi Medical in partnership with Bridgepoint. Waldencast expects to appoint Felipe Dutra, Current Chairman of the Board, as Executive Chairman to oversee the transition period, effective immediately.
Michel Brousset, founder and CEO of Waldencast, and Hind Sebti, Founder and Chief Growth Officer of Waldencast, said: "We founded Waldencast with a clear vision — to build a best-in-class beauty and wellness platform that creates and scales high-growth, purpose-driven brands. We are proud of the transformation and growth we delivered at both Milk Makeup and Obagi Medical. We will focus on the next chapter for Obagi Medical alongside Bridgepoint, a partner that shares our long-term ambition for the brand: to build the number one dermatological mega-brand uniquely positioned to serve the beauty and wellness needs of physicians, patients, and consumers worldwide."
In conjunction with the closing of the transaction, Waldencast intends to repay all of its outstanding senior term loan facility and continue to invest in its remaining brand, Milk Makeup, as a leading color cosmetics business, under the leadership of President and Co-Founder Mazdack Rassi. Any further allocation of transaction proceeds remains subject to review by the Board of Directors of the Company.

Felipe Dutra, Chair of the Waldencast Board, said:”Following a comprehensive strategic review, the Board believes this transaction represents the best path forward for Waldencast and its shareholders. The sale meaningfully strengthens the Company’s balance sheet and enables a sharper strategic focus on Milk Makeup, a brand with significant global growth potential. I would like to thank Michel, Hind and the broader Obagi Medical team for their leadership and contributions to the business and I am looking forward to a close collaboration with Rassi and the Milk Makeup team.”
Fabrice Turcq, Head of Healthcare and Partner at Bridgepoint, said: “Obagi Medical is a category-leading brand with a strong scientific heritage, deep physician relationships and a pioneering position in physician-dispensed skincare – one of the fastest-growing segments of the dermatology and aesthetics market. The acquisition builds on Bridgepoint's growing track record across dermatology, aesthetics and skincare ecosystem, including its investment in Laboratoires Vivacy, where Bridgepoint sees opportunities for future partnership. We admire the work Michel and Hind have done to transform and accelerate the brand. Together, we aim to further strengthen Obagi Medical’s position as a global leader in physician-led skincare and aesthetics.”
Transaction Details
Under the terms of the agreement, Bridgepoint will acquire 100% of the equity interests of the business trading as Obagi Medical. The purchase price will consist of an enterprise value of up to $460 million, subject to customary purchase price adjustments for net financial indebtedness, net working capital variations, and certain other debt-like items and contingent future payments. Further details relating to the transaction and purchase price components will be set out in an announcement on Form 6-K to be filed by Waldencast. The transaction, which has been unanimously approved by disinterested members of the Waldencast Board of Directors, is expected to close within the third quarter of 2026, subject to customary closing conditions, including receipt of required regulatory approvals. The transaction is not subject to a financing condition or a shareholder vote. Concurrent with the completion of the transaction, the Company expects to repay its approximately $178 million of senior secured term loan (including certain additional guaranteed payments) to Lumina Capital Management Ltda.
Advisors
Lazard is serving as exclusive financial advisor to Waldencast, and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to Waldencast.
About Waldencast
Founded by Michel Brousset and Hind Sebti in 2019, Waldencast's ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling high-growth, purpose-driven brands. Waldencast's brand-led business model ensures proximity to its customers, business agility, and market responsiveness, while preserving each brand's distinct DNA. For more information please visit: https://ir.waldencast.com.
Founded in 2016 and acquired by Waldencast in 2022, Milk Makeup quickly became a cult favorite in the beauty community for its strong values of self-expression and inclusion, as captured by its signature "Live Your Look" tagline and innovative, cruelty-free formulas. In 2025, Milk Makeup was ranked by Sephora as the second clean beauty makeup brand in the U.S. Leveraging its cultural relevance and a history of viral product hits like the "Jellies" tints, Milk Makeup continues to scale globally with a recent launch at Ulta Beauty and an expanding international footprint across Europe, Asia, and Latin America. In 2025, Milk Makeup generated $110.4 million of net revenue and $15.2 million of Adjusted EBITDA. More information about Milk Makeup is available at www.milkmakeup.com.
About Obagi Medical
Obagi Medical is an industry-leading, advanced skincare line rooted in research and skin biology, with a legacy of 35+ years of experience. Initially known for its leadership in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Medical products are designed to address a variety of skin concerns, including premature aging, photodamage, skin discoloration, acne, and sun damage. As the fastest-growing professional skincare brand in the U.S. in 2024, Obagi Medical empowers individuals to achieve healthy, beautiful skin. More information about Obagi Medical is available on the brand's website, https://www.obagi.com.
About Bridgepoint Group
Bridgepoint Group is one of the world's leading mid-market investors, specializing in private equity, infrastructure, credit, secondaries, and private wealth.
With $98 billion of assets under management and a strong local presence in Europe, North America, and Asia, Bridgepoint combines global scale with local market insight and sector expertise, consistently delivering strong returns through cycles.
Forward-Looking Statements
Statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the intended benefits of the transaction, the expected timing of the closing, the ability to satisfy the conditions to closing, and future strategies that may be pursued by Waldencast. These forward-looking statements generally are identified by the words “expects,” “anticipates,” “intends,” “may,” “will,” “would,” “should,” “future” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.
Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (1) the inability to satisfy the conditions to closing on a timely basis or at all, including failure to obtain applicable regulatory approvals; (2) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement relating to the transaction; (3) the inability to recognize the anticipated benefits of the transaction; (4) the total consideration payable in connection with the transaction may be reduced due to the vendor financing, the earnout not being achieved and other factors relating to the transactions, (5) risks that the transaction may not be completed within the expected timeframe or at all; (6) restrictions during the pendency of the transaction that may impact the Waldencast’s ability to pursue certain business opportunities; (7) the potential inability of the Waldencast to effectively manage operations, retain key clients or maintain existing levels of performance in their absence; (8) the intended use of proceeds in connection with the transaction has not been finally determined and may differ materially from current expectations; (9) the potential impact of the announcement or pendency of the transaction on Waldencast’s relationships with suppliers, customers, employees and other business relationships; (10) the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities; (11) the overall economic and market conditions and other information about Waldencast’s possible or assumed future results of operations or performance; (12) changes in general economic conditions; and (13) the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, foreign currency exchange fluctuations. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026, or in other documents that may be filed or furnished by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Waldencast assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.
Waldencast Contact
Investors ICR Allison Malkin waldencastir@icrinc.com
Media ICR Brittney Fraser / Alecia Pulman waldencastpr@icrinc.com